

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

August 12, 2022

Lisa Grow
Chief Executive Officer
IDACORP, Inc.
1221 W. Idaho Street
Boise, ID 83702

> **Re: IDACORP, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2021**
> **Filed February 17, 2022**
> **File No. 001-14465**

Dear Ms. Grow:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2021

General

1. We note that you provided more expansive disclosure in your 2021 ESG Report than you provided in your SEC filings. Please advise us what consideration you gave to providing the same type of climate-related disclosure in your SEC filings as you provided in your ESG report.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 39

2. We note your disclosures on pages 10-11 of your 2021 ESG Report regarding steps taken and planned steps on your path to 100% clean energy by 2045. We also note your disclosures on page 17 of your Form 10-K regarding your proactive measures to address risks associated with climate change. Revise your disclosure to more specifically identify any material past and/or future capital expenditures for climate-related projects or tell us

why this type of disclosure is not necessary. Please provide quantitative information for each of the periods for which financial statements are presented in your Form 10-K and for any future periods as part of your response.

3.   Disclosure on page 32 states that you have "seen a rise in certain stakeholders, such as investors, customers, employees, and lenders placing increasing importance on the impact and social cost of their investments." Please revise this disclosure to more clearly address the consequences of reputational risks resulting from your operations that produce greenhouse gas emissions.

4.   We note your disclosure on page 25 regarding the physical effects of climate change. If material, discuss the physical effects of climate change on your operations and results in greater detail. This disclosure may include the following:
 •   quantification of material weather-related damages to your property or operations; and
 •   any weather-related impacts on the cost or availability of insurance.
Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and, as applicable, explain whether changes are expected in future periods.

5.   You provide disclosure on page 69 regarding compliance with current and future environmental laws and regulations. Please quantify any compliance costs related to climate change for each of the periods covered by your Form 10-K and tell us whether increased amounts are expected to be incurred in future periods.

6.   We note your disclosure on page 68 regarding sales of renewable energy credits. Tell us how you considered providing disclosure about the purchase of carbon credits or offsets and any material effects on your business, financial condition, and results of operations. Please ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Michael Purcell at 202-551-5351 or Karina Dorin at 202-551-3763 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation